Filed by Edge Therapeutics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Edge Therapeutics, Inc.
File No. of Related Registration Statement: 333-228937

The following is an excerpt from a press release, dated February 21, 2019, providing an overview of Edge Therapeutic Inc.’s financial results for the full-year ended December 31, 2018.

Pending Merger with PDS Biotechnology

In November 2018, Edge and PDS Biotechnology Corporation, a privately-held, clinical-stage cancer immunotherapy company, announced that their respective boards of directors had approved a definitive merger agreement. The merger is expected to create a combined company with a growing pipeline of next generation cancer immunotherapies based on the proprietary, multi-functional Versamune® technology platform. The merger is expected to close in the first quarter of 2019, subject to the approval of the stockholders of Edge, as well as other customary closing conditions.

Edge has scheduled a special stockholders meeting on March 14, 2019 for Edge stockholders to vote on the merger and related matters. For details on the proposed merger and the other matters to be considered at the special stockholder meeting, please see the Registration Statement on Form S-4 that was filed with the Securities Exchange Commission (SEC) on January 25, 2019.

Forward-Looking Statements

Statements included herein may contain, among other things, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, without limitation, statements with respect to Edge’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “seeks,” “intends,” “plans,” “potential” or similar expressions. These statements are based upon the current beliefs and expectations of Edge’s management and are subject to significant risks and uncertainties. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various risk factors (many of which are beyond Edge’s control) as described under the heading “Risk Factors” in Edge’s filings with the United States Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the pending merger with PDS Biotechnology Corporation, Edge has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a proxy statement/prospectus. Investors may obtain the proxy statement/prospectus, as well as other filings containing information about Edge, free of charge, from the SEC’s Web site (www.sec.gov).  In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by Edge by directing a written request to: Edge Therapeutics, Inc. 300 Connell Drive #4000, Berkeley Heights, NJ 07922, Attention: Corporate Secretary or delivered via e-mail to investors@edgetherapeutics.com. Investors and securityholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Edge and PDS Biotechnology Corporation and their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Edge in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Edge is also included in Edge Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on the date hereof. These documents are available free of charge from the sources indicated above.

###

Contact:
Edge Therapeutics, Inc.
Tel: 1-800-208-EDGE (3343)
Email: ir@edgetherapeutics.com